EXHIBIT 3.1
AMENDMENT TO THE COMPANY’S BYLAWS
AMENDMENT TO BYLAWS OF PROLINK HOLDINGS CORP. (f/k/a AMALGAMATED TECHNOLOGIES, INC.)
Pursuant to the unanimous written consent of the Board of Directors of PROLINK HOLDINGS CORP. (the “Company”) dated July 10,2006, the Bylaws are hereby amended as follows:
SECTION 1 of ARTICLE III of the Corporation’s Bylaws is amended by deleting it in its entirety and substituting the following text in its place:
“SECTION 1. NUMBER AND TERM. — The number of directors initially shall be seven (7). The directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify. Directors need not be stockholders.”

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